JEWETT-CAMERON TRADING COMPANY LTD.

_______________________________________

P.O. Box 1010, North Plains, OR 97133

Phone (503) 647-0110, Fax (503) 647-2272

                                                                                              February 4, 2009

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: File No. 0-19954

Dear Mr. Cash:

This letter is a response to your comments related to our Form 10-K for the fiscal year ended August 31, 2008.

The following are specific responses keyed to the numbering of the comments in your letter.

1.

We will do this.

2.

We will do this.

3.

We will do this, if backlog orders are material.

4.

We will strive for more detailed disclosure.

5.

We may provide a little more discussion and analysis related to the Seed Processing and Sales and the Industrial Tools and Clamps segments.  However, we consider that changes in these segments have not been material, and therefore no comment is warranted.  If material changes do take place, they will be disclosed.

6.

We will do this.

7.

We will do this.

8.

We will do this.

9.

We will do this.

10.

Wood and metal products are combined in the same reportable segment, because they are sold to a similar kind of customer.  Also, these are all of the products that are sold by one of our four separate operating subsidiaries.

11

We will do this.

12.

We prefer to only disclose income from operations by segment.  We can change the statement about how the company evaluates performance to delete a reference to income before taxes.  Therefore no reconciliation between income from operations and income before taxes would be necessary.

13.

We will do this.

In response to your request we make the following assertions.

•

The company is responsible for the adequacy and accuracy of the disclosure in the filing.

•

Staff comments or changes to disclosure in response in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know, if you have other comments.

Sincerely,

/s/  Terry D. Schumacher

Terry D. Schumacher

Chief Financial Officer